UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT

VIAVI SOLUTIONS INC.
(Exact Name of Registrant as Specified in Charter)
Delaware	0-22874	94-2579683
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

6001 America Center Drive, 6th Floor, San Jose, California		95002
(Address of Principal Executive Offices)		(Zip Code)

Kevin Siebert, General Counsel 408-404-3600
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02. Conflict Minerals Disclosure and Report, Exhibit
Conflict Minerals Disclosure
Information required by this Item is incorporated by reference to the Conflict Minerals Report attached hereto as Exhibit 1.01.
A copy of this Form SD, including the Viavi Solutions Inc. Conflict Minerals Report, is publicly available at https://investor.viavisolutions.com/financials/sec-filings/.

Section 2 - Exhibits
Exhibit No.    Description
The following exhibit is filed as part of this report:

Exhibit 1.01	Conflict Minerals Report of Viavi Solutions Inc. for the reporting period January 1, 2017 to December 31, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VIAVI SOLUTIONS INC. (Registrant)

/s/ KEVIN SIEBERT
By: Kevin Siebert
Senior Vice President, General Counsel and Secretary

Date: May 31, 2018